Filed Pursuant to Rule 424(b)(3)

Registration No. 333-230465

INPOINT COMMERCIAL REAL ESTATE INCOME, INC.

SUPPLEMENT NO. 6 DATED MARCH 15, 2021 TO THE

PROSPECTUS DATED OCTOBER 1, 2020

This Prospectus Supplement No. 6 (this “Supplement”) is part of and should be read in conjunction with the prospectus of InPoint Commercial Real Estate Income, Inc. dated October 1, 2020 (the “Prospectus”), Supplement No. 1 dated October 15, 2020, Supplement No. 2 dated November 16, 2020, Supplement No. 3 dated December 15, 2020, Supplement No. 4 dated January 19, 2021 and Supplement No. 5 dated February 16, 2021. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

•	to disclose the transaction price as of April 1, 2021, the first business day of the month, for each class of our common stock being offered and sold in this offering; and
•	to disclose our NAV per share as of February 28, 2021.

Transaction Prices

The transaction price for each share class of our common stock for subscriptions to be accepted as of April 1, 2021, the first business day of the month, and for distribution reinvestments is as follows:

Transaction Price (per share)
Class A	$20.1810
Class T	$20.1799
Class S	$20.1416
Class D	$20.1762
Class I	$20.1817

As of February 28, 2021, we had not sold any Class S shares. The April 1, 2021 transaction price for our Class S shares is based on our aggregate NAV for all share classes as of February 28, 2021. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since February 28, 2021 that would have a material impact on our NAV per share.

February 28, 2021 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.inland-investments.com/inpoint. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus, as supplemented, for how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. The valuation of our commercial real estate loan portfolio is reviewed by our independent valuation advisor. We have included a breakdown of the components of total NAV and NAV per share for February 28, 2021.

Our total NAV presented in the following table includes the NAV of our Class A, Class T, Class S, Class D, and Class I common stock being sold in this offering, as well as our Class P common stock, which is not being sold in this offering.  As of February 28, 2021, we had not sold any Class S shares. The following table provides a breakdown of the major components of our total NAV as of February 28, 2021 ($ and shares in thousands, except per share data):

Components of NAV	February 28, 2021
Commercial mortgage loans	$442,547
Real estate owned, net	14,000
Cash and cash equivalents and restricted cash	77,135
Other assets	5,794
Repurchase agreements - commercial mortgage loans	(295,800)
Reserve for negative impact of COVID on real estate owned (1)	(1,433)
Due to related parties	(1,845)
Distributions payable	(965)
Interest payable	(229)
Accrued stockholder servicing fees (2)	(61)
Other liabilities	(4,655)
Net asset value	$234,488
Number of outstanding shares	11,642
Aggregate NAV per share	$20.1416

(1)

As of December 31, 2020, we established as a component of the NAV calculation a reserve for the estimated negative impact of COVID-19 during 2021 on real estate owned. The reduction in this reserve as of February 28, 2021 from January 31, 2021 resulted from the net loss on real estate owned set forth below. Because we had already established a reserve for losses, the monthly loss on real estate owned as of February 28, 2021 has no negative effect on the NAV. Below is a reconciliation of the reserve ($ in thousands):

Beginning reserve balance as of January 31, 2021	$(1,624)
Less: Net loss on real estate owned for January:
Revenue from real estate owned	311
Real estate owned operating expense	(533)
Non-cash adjustment for ground lease	31
Net loss from real estate owned	(191)
Reserve balance as of February 28, 2021	$(1,433)

(2)

Stockholder servicing fees only apply to Class T, Class S, and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class T, Class S, and Class D shares. As of February 28, 2021, we have accrued under GAAP $723 of stockholder servicing fees payable to the Dealer Manager related to the Class T and Class D shares sold. As of February 28, 2021, we have not sold any Class S shares and, therefore, we have not accrued any stockholder servicing fees payable to the Dealer Manager related to Class S shares. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers and servicing broker-dealers for ongoing stockholder services performed by such broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of February 28, 2021 ($ and shares in thousands, except per share data):

NAV Per Share	Class P	Class A	Class T	Class S	Class D	Class I	Total
Net asset value	$204,406	$13,268	$8,051	$—	$1,021	$7,736	$234,488
Number of outstanding shares	10,152	657	399	—	51	383	11,642
NAV per share as of February 28, 2021	$20.1350	$20.1810	$20.1799	$—	$20.1762	$20.1817	$20.1416

ost recent 10-Q filed with the SEC for maximum maturities assuming all extensions are exercised. 3 Weighted average of the loan to values at origination, based on current loan balance as of 12/31/20. 1